PACIFIC NORTH WEST CAPITAL CORP.

For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Pacific North West Capital Project Updates

River Valley PGM Project, Sudbury, Ontario

West Timmins Nickel Project, Timmins, Ontario

December 22, 2005 - Vancouver, BC  - Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF) is pleased to provide the following updates on its platinum group metals (“PGM”) and nickel projects, both located in Ontario.

River Valley PGM Project, Sudbury, Ontario

The River Valley Project, located east of Sudbury, Ontario, is a joint venture between Pacific North West Capital Corp. (“PFN”) and Anglo American Platinum Corporation (“Anglo Platinum”), the world’s largest primary producer of platinum.  Anglo Platinum has committed over $18 million to the River Valley Project to date and may earn a 65% interest by funding it through to production.  PFN is the Project Operator.

Completion of Fall 2005 Drill Program

As detailed in the news release of October 17, 2005, the Company carried out a 3,000-metre drill program to test new geological PGM related targets, identified during the Summer 2005 geological mapping program within the River Valley Intrusive (“RVI”).  This mapping provided a better understanding of the internal structure of the RVI, and led to a refocusing of the exploration effort into a new target environment, towards the inside of the RVI and away from the mineralized contact environment.

Samples from the drill program are undergoing laboratory analysis with results expected in early 2006.

Updated Resource Estimate

A new resource calculation based on drill results from the 2005 drill program is in progress, and results are expected by mid-February, 2006.

Bulk Sample

The approximate 40 tonne sample collected from the Dana North and South PGE Mineralized Zones is now in South Africa for metallurgical testing at Anglo Platinum’s facilities.

West Timmins Nickel Project, Timmins, Ontario

The West Timmins Nickel Project, located approximately 60 km east of Timmins Ontario, is based upon an agreement with Falconbridge Limited (“Falconbridge”), whereby PFN may earn up to 100% interest.  The Project is adjacent to Falconbridge's Montcalm deposit, which contains an estimated resource of 7 million tonnes of nickel/copper sulphide, of which an estimated 4.9 million tonnes grading 1.51% nickel and 0.73% copper are in the Proven and Probable category and are expected to support a mine life of 8.5 years. Ore from the Montcalm operation is being trucked to Kidd Metallurgical Site, a distance of approximately 90 km to the east (See Location Figure).

Completion of Fall 2005 Drill Program

In late September (see news release dated September 29, 2005), PFN commenced a 3,000 metre drill program.  Drill targets were identified through the evaluation of AeroTEM conductors with ground geophysical, prospecting, and geochemical programs for their nickel and copper potential, within the Montcalm Mafic Intrusive Complex (MFI).

Analysis of the samples is currently underway at the laboratory, with results expected in early 2006.

The Qualified Person for this release is John Londry, VP Exploration.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum. Anglo Platinum has committed over $18 million to the River Valley Project to date and may earn a 65% interest by funding it through to production. In late 2004 PFN established a Base Metals Division and currently has an Option Joint Venture in the Timmins Mining District with Falconbridge Ltd. (Please visit www.pfncapital.com for additional information on the Company and it's properties). The Company has $4 Million in working capital.

For further information, please call Toll Free 1-800-667-1870, 604-685-1870 by email ir@pfncapital.com, or visit our website at www.pfncapital.com,

by fax 604-685-8045, 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

On behalf of the Board of Directors

Harry Barr

President and CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.